UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the monthly period ended August 31, 2020
Commission File Number 001-38332
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QIAGEN N.V.
(Translation of registrant’s name into English)
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Hulsterweg 82
5912 PL Venlo
The Netherlands
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On August 21, 2020, QIAGEN N.V. (NYSE: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing a new Chairman of the Supervisory Board. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: August 21, 2020

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated August 21, 2020

Exhibit 99.1

QIAGEN announces new Chairman of Supervisory Board

•Lawrence A. Rosen appointed by Supervisory Board as new Chairman with immediate effect

•Appointment comes after Dr. Håkan Björklund decided to step down as Chairman of the Supervisory Board and as a Supervisory Board member

Venlo, The Netherlands, August 21, 2020 – QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) today announced today a transition in the leadership of its Supervisory Board after an extraordinary meeting of the Supervisory Board and Managing Board.

Lawrence A. Rosen, a member of the QIAGEN Supervisory Board since 2013, was appointed by the Supervisory Board as the new Chairman with immediate effect. Mr. Rosen, a U.S. citizen who spent more than 20 years in senior leadership positions in Europe, also serves on the Supervisory Board of Lanxess AG. He was a member of the Board of Management and Chief Financial Officer of Deutsche Post DHL Group in Germany until September 2016. Prior to that, he served as Chief Financial Officer of Fresenius Medical Care AG & Co. KGaA in Germany from 2003 to 2009. Prior to that, he was Senior Vice President and Treasurer for Aventis SA in Strasbourg, France. Between 1984 and 2000, he held various positions at the Aventis predecessor companies Hoechst AG and American Hoechst / Hoechst Celanese Inc.

The appointment comes after Dr. Håkan Björklund decided to step down as Chairman and as a member of the Supervisory Board, and will not stand for re-election at the next Annual General Meeting planned for June 2021. Dr. Björklund was appointed as a new Supervisory Board member in March 2017 and as Chairman in June 2018. The number of Supervisory Directors has been reduced to six.

“As the leadership and composition of the Supervisory Board changes, and also in light of the recent outcome of the proposed acquisition by Thermo Fisher, the Supervisory Board wants to express its full commitment to QIAGEN pursuing a growth strategy focused on execution and greater value creation. We also look forward to working on a long-term basis with the Managing Board members. The contributions of QIAGEN to society have never been more critical due to the unprecedented magnitude of the coronavirus pandemic,” said Mr. Rosen. “On behalf of my colleagues in the Supervisory Board, I would like to thank Dr. Björklund for his contributions to QIAGEN during his time on the Board and wish him all the best in his future endeavors.”

“It has been a pleasure to be part of QIAGEN, a company having a critical role in modern molecular testing,” said Dr. Håkan Björklund. “I wish my colleagues on the Supervisory Board and Managing Board, and above all the more than 5,200 QIAGEN employees who are truly making a difference during this public health crisis, continued success in helping to improve the lives of people around the world.”

About QIAGEN
QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). As of June 30, 2020, QIAGEN employed more than 5,200 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.

Forward Looking Statements
Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's outlook, products, launches, pipeline, regulatory submissions, collaborations, markets, strategy, employees, taxes or operating results; QIAGEN’s plans to continue its growth strategy and the execution of its strategy; QIAGEN’s commitment to support the global response to the COVID-19 pandemic; QIAGEN’s ability to address molecular testing needs in the life sciences and molecular diagnostics; the magnitude and duration of the COVID-19 pandemic; QIAGEN’s ability to increase its value through its growth strategy and initiatives; QIAGEN’s commercial initiatives, including initiatives to support the global response to the COVID-19 pandemic, to strengthen its leadership in sample technologies, to further its leadership in tuberculosis detection, to accelerate commercialization of the QIAstat-Dx and NeuMoDx systems, and to enter the digital PCR market with the QIAcuity launch; impacts of the COVID-19 pandemic on QIAGEN’s business; and the proposed acquisition of NeuMoDx and the potential benefits of such acquisition; are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with the breadth and duration of the COVID-19 pandemic; the availability of SARS-CoV-2 vaccines; the impact of the COVID-19 pandemic on the demand for our products and other aspects of our business; management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics); variability of operating results and allocations between customer classes; the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses; actions of governments, global or regional economic developments, weather or transportation delays, natural disasters, political or public health crises, or other force majeure events; as well as the possibility that expected benefits related to recent or pending acquisitions, including the pending acquisition of NeuMoDx, may not materialize as expected; and the other factors discussed under the heading “Risk Factors” contained in Item 3 of our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

QIAGEN

Investor Relations	Public Relations
John Gilardi +49 2103 29 11711 Phoebe Loh +49 2103 29 11457	Thomas Theuringer +49 2103 29 11826
e-mail: ir@QIAGEN.com	email: pr@QIAGEN.com